Phoenix Life Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

May 24, 2013

Re: Your variable annuity contract or variable universal life insurance policy issued by Phoenix Life Insurance Company

Dear Valued Customer:

As we previously disclosed to you by prior notices, we have determined that our previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009 and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of GAAP should no longer be relied upon and should be restated because of certain errors in those financial statements.

Also as previously disclosed in the May 1, 2013 notice, we announced that we had made significant progress on the Restatement and that we would provide further updates on timing and estimated financial impact on or before May 31, 2013. The Restatement continues to move forward. We now intend to provide an update on the progress of the Restatement on or before June 30, 2013 and, when available, the estimated financial impact of the Restatement.

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

May Notice-PLIC

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

May Notice-PLIC	BPD38791

2